UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PYRAMID OIL COMPANY

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

747215 10 1

(CUSIP Number)

Michael D. Herman
501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 747215 10 1

1.	Name of Reporting Person Michael D. Herman
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,002,580 shares (50,000 of which are issuable upon exercise of outstanding stock options to acquire shares of Common Stock)
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 2,002,580 shares (50,000 of which are issuable upon exercise of outstanding stock options to acquire shares of Common Stock)
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,580 shares (50,000 of which are issuable upon exercise of outstanding stock options to acquire shares of Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 41.82%
14.	Type of Reporting Person IN

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EXPLANATORY NOTE

This Amendment No. 8 (this “Amendment”) to Schedule 13D amends and supplements Amendment No. 7 to Schedule 13D filed on February 11, 2014 ("Amendment No. 7") with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, no par value (“Common Stock”), of Pyramid Oil Company, a California corporation (the “Company”).

This Amendment is being filed to (i) reflect the Amended and Restated Agreement and Plan of Merger and Reorganization dated as of August 1, 2014, by and among the Company, Yuma Energy, Inc., a Delaware corporation (“Yuma”), and two wholly-owned subsidiaries of the Company, to eliminate the proposed reincorporation of the Company from California to Delaware, (ii) reflect the Amended and Restated Voting Agreement, dated as of August 1, 2014, between the Reporting Person and Yuma, and (iii) amend Items 4, 6 and 7 of the Schedule 13D as set forth below:

Item 4. Purpose of the Transaction

This Amendment amends and restates Item 4 of Amendment No. 7 in its entirety as set forth below:

On February 6, 2014, the Company, Yuma, Pyramid Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Delaware Merger Subsidiary”), and Pyramid Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”), entered into an Agreement and Plan of Merger and Reorganization (the “Initial Merger Agreement”), and on August 1, 2014, the Company entered into an Amended and Restated Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Yuma, Delaware Merger Subsidiary and Merger Subsidiary, pursuant to which, among other things, Merger Subsidiary will, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, merge with and into Yuma (the “Merger”), the separate corporate existence of Merger Subsidiary shall cease and Yuma shall be the successor or surviving corporation of the Merger and a wholly owned subsidiary of the Company.

Upon consummation of the Merger, Yuma will become a wholly owned subsidiary of the Company and, subject to the terms and conditions of the Merger Agreement, holders of Yuma securities will receive, in exchange for such securities, up to 66,336,701 shares of Common Stock, representing approximately 93% of Company shares of common stock to be outstanding, including shares of Common Stock subject to outstanding stock options. Additionally, the Company will change its name to “Yuma Energy, Inc.”

The respective boards of directors of the Company, Yuma, Delaware Merger Subsidiary and Merger Subsidiary have determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of their respective shareholders, and have unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby. The transactions contemplated by the Merger Agreement are subject to approval of the Company's and Yuma’s respective shareholders at shareholders' meetings to be called and held by the Company and Yuma, respectively, and other closing conditions, including the filing and effectiveness of a registration statement on Form S-4 with the SEC.

Under the Merger Agreement, at the closing of the Merger, among other things, all of the directors and executive officers of the Company, including the Reporting Person, will resign from their positions as directors and executive officers effective upon the election of Yuma’s designees, Sam L. Banks (Chairman), Richard K. Stoneburner, James W. Christmas, Frank A. Lodzinski, Richard W. Volk and Ben T. Morris as directors of the Company, and the appointment of Mr. Banks as Chief Executive Officer, Michael F. Conlon as President and Chief Operating Officer, and Kirk F. Sprunger as Chief Financial Officer, Treasurer and Secretary, respectively, of the Company.

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The Merger Agreement contains certain termination rights for both the Company and Yuma, including, among other things, if the Merger is not consummated on or before December 31, 2014, and further provides that, upon termination of the Merger Agreement under certain circumstances, each of the Company and Yuma may be obligated to pay the other party a termination fee of $1 million.

The Merger Agreement and the Merger are described in greater detail in the Current Reports on Form 8-K filed by the Company on February 6, 2014 and August 4, 2014.

In connection with the Initial Merger Agreement, the Reporting Person entered into a voting agreement (the “Initial Voting Agreement”), and on August 1, 2014, the Reporting Person entered into an Amended and Restated Voting Agreement (the “Voting Agreement”), with Yuma, pursuant to which the Reporting Person has agreed, among other things, to (i) vote the shares of Common Stock beneficially owned by him (“Voting Agreement Shares”) in favor of the approval and adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, (ii) subject to certain exceptions, not sell or transfer the Voting Agreement Shares until the Voting Agreement terminates, and (iii) not enter into any other voting arrangement with respect to the Voting Agreement Shares or take any other action that would restrict, limit or interfere with the performance of his obligations under the Voting Agreement. The Voting Agreement automatically terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. The Voting Agreement also includes the grant by the Reporting Person of an irrevocable proxy to Sam L. Banks, Chairman and Chief Executive Officer of Yuma (and any other individual who may be designated by Yuma) to vote and exercise all voting rights with respect to the matters described above.

The foregoing descriptions of the Initial Merger Agreement, the Initial Voting Agreement, the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Initial Merger Agreement, the Initial Voting Agreement, the Merger Agreement and the Voting Agreement, which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference.

Except as described in this Item 4, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.

In connection with the proposed and Merger, the Company has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of the Company that also constitutes a prospectus of the Company relating to Company common stock to be issued to Yuma stockholders pursuant to the Merger. The materials filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, such materials may be obtained free of charge from the Company's website at www.pyramidoil.com.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS THEY BECOME AVAILABLE before making any voting or investment decision with respect to the PROPOSED TRANSACTION because they contain important information about the COMPANY and the PROPOSED TRANSACTION. The Company and its executive officers and directors, including the Reporting Person, may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the proposed transaction. Information regarding the Company's directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 31, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are and will be contained in the proxy statement/prospectus referred to above and other relevant materials filed with the SEC.

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Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of Amendment No. 7 in its entirety as set forth below:

The disclosures contained in Item 4 above are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

This Amendment amends and restates Item 7 of Amendment No. 7 in its entirety as set forth below:

The following documents are included as exhibits to this Amendment:

99.1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Pyramid Oil Company, Yuma Energy, Inc., Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).

99.2	Voting Agreement entered into as of February 6, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).

99.3	Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of August 1, 2014, by and among Pyramid Oil Company, Yuma Energy, Inc., Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1A to the Current Report on Form 8-K filed by Pyramid Oil Company on August 4, 2014).

99.4	Amended and Restated Voting Agreement dated as of August 1, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1A to Current Report on Form 8-K filed by Pyramid Oil Company on August 4, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2014	/s/ Michael D. Herman
MICHAEL D. HERMAN

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EXHIBIT INDEX

99.1	Agreement and Plan of Merger and Reorganization, dated as of February 6, 2014, by and among Pyramid Oil Company, Yuma Energy, Inc., Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc.(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).

99.2	Voting Agreement entered into as of February 6, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Pyramid Oil Company on February 6, 2014).

99.3	Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of August 1, 2014, by and among Pyramid Oil Company, Yuma Energy, Inc., Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1A to the Current Report on Form 8-K filed by Pyramid Oil Company on August 4, 2014).

99.4	Amended and Restated Voting Agreement dated as of August 1, 2014, between Michael D. Herman and Yuma Energy, Inc. (incorporated by reference to Exhibit 10.1A to Current Report on Form 8-K filed by Pyramid Oil Company on August 4, 2014).

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